UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

/ x / ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE

SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2006

OR

/ / TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE

SECURITIES EXCHANGE ACT OF 1934

For the transition period from _________ to _________

Commission File Number: 333-39249

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

PIONEER NATURAL RESOURCES USA, INC. 401(k) AND MATCHING PLAN

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Pioneer Natural Resources Company

5205 North O'Connor Blvd., Suite 200

Irving, Texas 75039

PIONEER NATURAL RESOURCES USA, INC. 401(k) AND MATCHING PLAN

Financial Statements and Supplemental Schedule

As of December 31, 2006 and 2005 and for the year ended December 31, 2006

With Report of Independent Registered Public Accounting Firm

PIONEER NATURAL RESOURCES USA, INC. 401(k) AND MATCHING PLAN

REPORT OF INDEPENDENT REGISTERED PUBLIC

ACCOUNTING FIRM

To the Participants and the Plan Administrator of

Pioneer Natural Resources USA, Inc. 401(k) and Matching Plan:

We have audited the accompanying statements of net assets available for benefits of Pioneer Natural Resources USA, Inc. 401(k) and Matching Plan (the "Plan") as of December 31, 2006 and 2005, and the related statement of changes in net assets available for benefits for the year ended December 31, 2006. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Plan's internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2006 and 2005, and the changes in its net assets available for benefits for the year ended December 31, 2006, in conformity with United States generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedule of assets (held at end of year) as of December 31, 2006, is presented for purposes of additional analysis and is not a required part of the financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.

Ernst & Young LLP

Dallas, Texas

June 28, 2007

PIONEER NATURAL RESOURCES USA, INC. 401(k) AND MATCHING PLAN

Statements of Net Assets Available for Benefits

	December 31,
	2006	2005

Investments at fair value:
Vanguard PRIMECAP Fund	$ 37,308,588	$ 34,091,847
Vanguard Windsor II Fund	26,183,514	21,642,342
Vanguard 500 Index Fund	22,652,092	18,776,792
Vanguard Prime Money Market Fund	14,412,010	10,167,173
Vanguard International Growth Fund	9,889,272	6,978,276
Vanguard Retirement Savings Trust	8,062,394	7,246,293
Vanguard Explorer Fund	8,129,897	6,962,508
Vanguard Short-Term Investment-Grade Fund	6,231,999	5,557,397
Vanguard Asset Allocation Fund	5,661,972	4,347,249
Vanguard Total Bond Market Index Fund	5,526,264	4,805,461
Vanguard Inflation-Protected Securities Fund	2,906,472	3,326,835
Vanguard Target Retirement 2015 Fund	427,801	—
Vanguard Target Retirement 2025 Fund	296,296	—
Vanguard Target Retirement 2045 Fund	184,358	—
Vanguard Extended Market Index Fund	143,210	—
Vanguard Target Retirement 2035 Fund	131,239	—
Vanguard Target Retirement 2005 Fund	23,251	—
Sarofim Equity Fund	12,722,017	11,627,682
Pioneer Stock Investment Fund	7,349,777	8,494,027

	168,242,423	144,023,882
Participant loans receivable	3,281,137	2,665,817

	171,523,560	146,689,699
Unallocated accrued administrative expenses	(6,886)	(11,137)

Net assets available for benefits, at fair value	171,516,674	146,678,562
Adjustment from fair value to contract value for fully benefit-responsive investment contracts held by a common/collective trust	77,582	95,561

Net assets available for benefits	$ 171,594,256	$ 146,774,123

See accompanying notes to financial statements.

PIONEER NATURAL RESOURCES USA, INC. 401(k) AND MATCHING PLAN

Statement of Changes in Net Assets Available for Benefits

For the Year Ended December 31, 2006

Additions to net assets available for benefits:
Interest and dividend income	$ 7,784,845
Employer contributions	10,046,160
Participants' contributions	8,225,521
Net appreciation in fair value of investments	8,022,846
Rollovers	1,790,403
Asset transfers	35,181
Other income	6,578
Total additions	35,911,534

Deductions from net assets available for benefits:
Distributions to participants	11,048,695
Administrative expenses	42,706
Total deductions	11,091,401

Net increase in net assets available for benefits	24,820,133
Net assets available for benefits, beginning of year	146,774,123

Net assets available for benefits, end of year	$ 171,594,256

See accompanying notes to financial statements.

PIONEER NATURAL RESOURCES USA, INC. 401(k) AND MATCHING PLAN

NOTES TO FINANCIAL STATEMENTS

December 31, 2006 and 2005

Note 1.	Description of Plan

The following description of the Pioneer Natural Resources USA, Inc. 401(k) and Matching Plan (the "Plan") provides only general information. Participants and beneficiaries should refer to the Summary Plan Description for a complete description of the Plan, a copy of which is available to each participant and beneficiary from the Pioneer Natural Resources USA, Inc. 401(k) and Matching Plan Committee (the "Plan Administrator"). The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended ("ERISA").

General

The Plan is a defined contribution plan established on January 1, 1990 under Section 401 of the Internal Revenue Code of 1986, as amended (the "Code"). The Plan was established for the benefit of the employees of Pioneer Natural Resources USA, Inc. (the "Employer"), a wholly-owned subsidiary of Pioneer Natural Resources Company (the "Company"). All regular full-time and part-time employees of the Employer are eligible to participate in the Plan on the first day of the month following their date of hire. The Plan's assets are held in a trust and certain administrative functions are performed by Vanguard Fiduciary Trust Company, the trustee of the trust (the "Trustee").

Contributions

Participants may elect to contribute to the Plan an amount of not less than two percent nor more than 30 percent of their pre-tax basic compensation per pay period. Additionally, participants may elect to make after-tax contributions to the Plan. A participant's combined pre-tax and after-tax contributions to the Plan may not exceed 50 percent of the participant's basic compensation per pay period. Certain participants may make catch-up contributions to the Plan in accordance with Section 414(v) of the Code. Pre-tax, after-tax and catch-up contributions are hereinafter referred to as “Participant Contributions.” Matching contributions are made in cash by the Employer on behalf of a participant in an amount equal to 200 percent of the pre-tax contributions made by the participant that do not exceed five percent of the participant’s annual basic compensation (the "Matching Contributions").

Participant Accounts and Investment Options

Participants’ accounts are credited with their Participant Contributions and Matching Contributions. In accordance with Section 404(c) of the Code and the Plan’s Investment Policy Statement, participants exercise individual control over their accounts and are provided a broad range of investment funds in which they may choose to invest their Participant and Matching contributions. Earnings and losses attributable to the participants’ chosen investments are allocated to the participants’ accounts, along with any investment fees charged by the funds. During the Plan year ended December 31, 2006, participants were able to allocate their contributions among the following registered investment company funds, common/collective trusts and Pioneer Stock Investment Fund:

PIONEER NATURAL RESOURCES USA, INC. 401(k) AND MATCHING PLAN

NOTES TO FINANCIAL STATEMENTS

December 31, 2006 and 2005

Note 1.	Description of Plan (continued)

Registered Investment Company Funds:

•	Vanguard PRIMECAP Fund - Invests in stocks of companies with above-average prospects for continued earnings growth, strong industry positions and skilled management teams.

•

Vanguard Windsor II Fund - Invests in a diversified group of large-capitalization companies whose stocks are considered by the fund's advisors to be undervalued or out-of-favor. The stocks generally sell at prices considered by the fund's advisors to be below their overall market average compared to their dividend income and future return potential.

•

Vanguard 500 Index Fund - Invests in all of the 500 stocks that make up the Standard & Poor's ("S&P") 500 Composite Stock Price Index, a widely recognized benchmark of United States stock market performance.

•

Vanguard Prime Money Market Fund - Invests in high-quality, short-term money market instruments issued by financial institutions, non-financial corporations, the United States government and United States federal agencies.

•	Vanguard International Growth Fund - Invests in stocks of seasoned companies located outside the United States with above-average growth potential.

•	Vanguard Explorer Fund - Invests in a diversified group of small-company stocks with prospects for above-average growth.

•	Vanguard Short-Term Investment-Grade Fund - Invests in short-term bonds, including investment-grade corporate and United States Treasury securities.

•	Vanguard Asset Allocation Fund - Invests in common stocks, long-term United States Treasury bonds and money market instruments.

•	Vanguard Total Bond Market Index Fund - Invests in a large sample of securities that match key characteristics of the Lehman Brothers Aggregate Bond Index.

•	Vanguard Inflation-Protected Securities Fund - Invests in inflation-indexed bonds issued by the United States government, its agencies and instrumentalities, and corporations.

•	Vanguard Target Retirement 2015 Fund - Invests in up to seven other Vanguard stock, bond or money market mutual funds. It is designed for investors who plan to retire close to the year 2015.

•	Vanguard Target Retirement 2025 Fund - Invests in up to seven other Vanguard stock, bond or money market mutual funds. It is designed for investors who plan to retire close to the year 2025.

•	Vanguard Target Retirement 2045 Fund - Invests in up to seven other Vanguard stock, bond or money market mutual funds. It is designed for investors who plan to retire close to the year 2045.

PIONEER NATURAL RESOURCES USA, INC. 401(k) AND MATCHING PLAN

NOTES TO FINANCIAL STATEMENTS

December 31, 2006 and 2005

Note 1.	Description of Plan (continued)

•

Vanguard Extended Market Index Fund - Invests in all of the stocks that make up the S&P Completion Index, which contains all of the U.S. common stocks regularly traded on the New York and American Stock Exchanges and the Nasdaq over-the-counter market, except those stocks included in the S&P 500 Index.

•	Vanguard Target Retirement 2035 Fund - Invests in up to seven other Vanguard stock, bond or money market mutual funds. It is designed for investors who plan to retire close to the year 2035.

•	Vanguard Target Retirement 2005 Fund - Invests in up to seven other Vanguard stock, bond or money market mutual funds. It is designed for investors who plan to retire close to the year 2005.

Common/Collective Trusts:

•	Vanguard Retirement Savings Trust - Invests in high-quality, fixed-income securities with financial backing from insurance companies and banks.

•	Sarofim Equity Fund - Invests in a diversified group of large, high-quality, multinational companies with favorable growth prospects and high incremental returns on investment.

Pioneer Stock Investment Fund - The Pioneer Stock Investment Fund is designed to provide for investment in the common stock of the Company. Dividends are reinvested to purchase more shares.

See Note 3 for additional information regarding investment risks and uncertainties.

Vesting

Participants are immediately vested in their Participant Contributions and any earnings thereon. Participants vest in Matching Contributions and earnings thereon proportionately for each full year of completed service over a four-year period that begins with the participant's date of hire. Participants’ account balances that were merged into the Plan from predecessor plans are fully vested.

Payments of Benefits

Vested balances > $5,000. If the total value of the vested portion of a participant's accounts (other than rollover amounts) exceeds $5,000, payments will begin at age 70-1/2 unless the participant terminates, retires or becomes disabled prior to age 70-1/2 and consents to an earlier distribution date by filing a written request with the Plan Administrator. Distributions to a terminated, retired or disabled participant will be in the form of an annuity unless the participant directs the Plan Administrator to distribute the benefits in the form of a lump sum or installment payments.

Vested balances < $5,000. If the total value of the vested portion of the participant’s accounts is $5,000 or less but more than $1,000 (not including amounts in the participant’s rollover account, if any); the participant separates from service for any reason other than the participant’s retirement, permanent disability, death or transfer to an affiliate of the Employer; and the distribution is an eligible rollover distribution, the Plan will automatically pay the distribution in a direct rollover to an individual retirement account designated by the Plan Administrator unless the participant elects to have it paid directly to the participant or rolled over to another eligible retirement plan. If the total value of the vested portion of the participant’s accounts is $1,000 or less, payment will be made in one lump sum as soon as administratively possible.

PIONEER NATURAL RESOURCES USA, INC. 401(k) AND MATCHING PLAN

NOTES TO FINANCIAL STATEMENTS

December 31, 2006 and 2005

Note 1.	Description of Plan (continued)

In either case, vested amounts that are invested in the Pioneer Stock Investment Fund may, at the election of the participant, be distributed in the form of the Company's common stock with cash distributed in lieu of fractional shares of stock.

Under the Plan, a participant's beneficiary will receive the participant's account balances in the event of the participant's death.

In-Service Withdrawals

A current employee of the Employer may withdraw (i) all or a portion of the participant’s account balances derived from after-tax Participant Contributions or rollover contributions; (ii) pre-tax Participant Contributions (excluding earnings and qualified nonelective contributions allocated to the participant’s pre-tax Participant Contributions accounts) under certain hardship conditions specified in the Plan document; or (iii), if the participant has attained the age of 59-1/2, all or a portion of the participant’s account balances (excluding certain accounts containing Employer contributions).

Participant Loans

Participants may borrow from their accounts a minimum of $1,000 and up to a maximum of $50,000 (reduced by the excess, if any, of the highest total outstanding balance of all other Plan loans to the participant during the one-year period ending on the day before the date a new loan is made, over the outstanding balance of those other loans on the date the new loan is made) or 50 percent of their accounts' vested balances, whichever amount is less. The loans are secured by the balance in the participants’ accounts. Participants’ loans bear interest at an annual rate equal to the prime borrowing rate at the inception of the loan plus one percent. Loan principal and interest is paid ratably through payroll deductions over a period not to exceed five years unless the loan is for the purpose of acquiring the principal residence of the participant.

Forfeitures

Upon termination of employment, the unvested portion of a participant's accounts is forfeited to the Plan. Forfeitures are used to restore previously forfeited amounts to participants upon rehire as required by the Plan, pay for administrative expenses incurred by the Plan, or reduce subsequent Matching Contributions made to the Plan by the Employer.

Plan Termination

Although it has not expressed any intent to do so, the Employer has the right under the Plan, subject to the provisions of ERISA, to discontinue its contributions at any time or to terminate the Plan. In the event of the Plan's termination or the complete discontinuance of any contributions to the Plan, participants will immediately become fully vested in their accounts.

Note 2.	Summary of Significant Accounting Policies

Basis of Presentation

The accompanying financial statements have been prepared under the accrual basis of accounting in accordance with United States generally accepted accounting principles ("GAAP").

PIONEER NATURAL RESOURCES USA, INC. 401(k) AND MATCHING PLAN

NOTES TO FINANCIAL STATEMENTS

December 31, 2006 and 2005

Note 2.	Summary of Significant Accounting Policies (continued)

New Accounting Pronouncement

In December 2005, the Financial Accounting Standards Board (“FASB”) issued a Staff Position (“FSP”), Reporting of Fully Benefit-Responsive Investment Contracts Held by Certain Investment Companies Subject to the AICPA Investment Company Guide and Defined-Contribution Health and Welfare and Pension Plans. This FSP amends the guidance in the American Institute of Certified Public Accountants Statement of Position 94-4, Reporting of Investment Contracts Held by Health and Welfare Benefit Plans and Defined-Contribution Pension Plans, with respect to the definition of fully benefit-responsive investment contracts and the presentation and disclosure of fully benefit-responsive investment contracts in plan financial statements. The FSP requires that investments in common/collective trusts that include fully benefit-responsive investment contracts be presented at fair value in the statements of net assets available for benefits and that the amount representing the difference between fair value and contract value of these investments also be presented on the face of the statements of net assets available for benefits. Contract value represents contributions made under the contract, plus earnings, less participant withdrawals and administrative expenses. The FSP is effective for financial statements for annual periods ending after December 15, 2006 and must be applied retroactively to all prior periods presented. Accordingly, the Plan has adopted the financial statement presentation and disclosure requirements effective December 31, 2006, and has restated the statement of net assets available for benefits as of December 31, 2005 to present all investments at fair value, with the adjustment to contract value separately disclosed.

Payment of Benefits

Benefit payments made to participants are recorded when paid.

Investment Valuation

The Plan's investments are stated at fair value in the Statements of Net Assets Available for Benefits as of December 31, 2006 and 2005, as reported by the Trustee. Investment fair values are determined as follows:

1.	Investments in registered investment company funds are valued using published market prices which represent the net asset value of shares or units held by the Plan as of December 31.

2.

Investment in the common/collective trusts are valued based upon the fair values of the underlying net assets of the trusts, as determined by the issuer. The fair value of the Vanguard Retirement Savings Trust includes traditional contracts, wrapper contracts re-bid to determine the replacement cost, and underlying bond instruments valued by the Trustee.

3.	Investments in the Company's common stock are valued at the last reported sales price on December 31.

4.	Participants loans receivable are valued at their unpaid principal balance, which approximates fair value.

The amounts representing adjustments from fair value to contract value for fully benefit-responsive investment contracts held by common/collective trust, presented in the Statements of Net Assets Available for Benefits as of December 31, 2006 and 2005, were derived from information provided by the Trustee about the Vanguard Retirement Savings Trust. See “New Accounting Pronouncement” above for more information regarding these disclosures.

PIONEER NATURAL RESOURCES USA, INC. 401(k) AND MATCHING PLAN

NOTES TO FINANCIAL STATEMENTS

December 31, 2006 and 2005

Note 2.	Summary of Significant Accounting Policies (continued)

Security Transactions and Investment Income

Security transactions are accounted for on a trade-date basis. Expenses incurred with transactions, if any, are added to the purchase price or deducted from the selling price at the time of the transactions. Dividend income is recorded on the ex-dividend date. Interest income is recorded as earned on an accrual basis.

Use of Estimates

The preparation of the accompanying financial statements in conformity with GAAP requires the Plan's management to make estimates that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Note 3.	Investments

The Trustee holds the Plan's investments and executes all investment transactions.

During the year ended December 31, 2006, the fair value of the Plan's investments (including investments purchased, sold and held) appreciated (depreciated) as follows:

Registered investment company funds	$ 8,169,567
Common/collective trusts	1,799,878
Pioneer Stock Investment Fund	(1,946,599)

Net appreciation in fair value of investments	$ 8,022,846

The investment funds in which participants are allowed to invest their accounts under the Plan are subject to a number of risks and uncertainties. These risks and uncertainties include, among other things, interest rate risk, credit risk, political risk, general business risks and overall market volatility risk. The investment funds have individual risk profiles that cause them to respond differently to changes in the risks and uncertainties described above. Due to the level of risk associated with the investment funds, it is reasonably possible that changes in the fair values of the investment funds may occur during the near term, and that such changes could cause participants' account balances, and thus the benefits to which participants are entitled under the Plan, to differ materially from those reported as of December 31, 2006.

Note 4.	Administrative Expenses

The Employer may pay certain expenses incurred in the administration of the Plan, including expenses and fees of the Trustee, but is not obligated to do so. Any Plan expenses not paid by the Employer are paid from the Plan's forfeiture account or from Plan assets. Administrative expenses incurred by the Plan were $42,706 for activity related to the year ended December 31, 2006, of which $36,386 was paid from the Plan’s forfeiture account and $6,320, representing participant loan transaction fees, were paid from Plan assets. Of the amounts paid from the Plan’s forfeiture account, $6,886 was accrued at December 31, 2006. Plan administrative expenses paid by the Employer were $19,145 for activity related to the year ended December 31, 2006

Plan assets in the Plan’s forfeiture account qualifying to be used to defray future Plan administrative expenses or to reduce the amount of future Matching Contributions totaled $632,243 as of December 31, 2006.

PIONEER NATURAL RESOURCES USA, INC. 401(k) AND MATCHING PLAN

NOTES TO FINANCIAL STATEMENTS

December 31, 2006 and 2005

Note 5.	Tax Status of the Plan

The Plan received a determination letter from the Internal Revenue Service ("IRS") dated March 19, 2003, stating that the Plan is qualified under Section 401(a) of the Code and, therefore, the related trust is exempt from taxation. The Plan is required to operate in conformity with the Code to maintain its qualification. Subsequent to this determination by the IRS, the Plan was amended to bring the Plan into compliance with applicable law and to make other desired changes. The Plan Administrator believes that the Plan is currently designed and being operated in compliance with the applicable requirements of the Code. The Plan Administrator has indicated that it will take the necessary steps, if any, to maintain the Plan's qualified status.

Note 6.	Related Party Transactions

Plan investments are in shares or units of registered investment company funds and common /collective trusts that are managed by the Trustee or for which the Trustee provides services. These funds and the Pioneer Stock Investment Fund qualify as party-in-interest transactions.

PIONEER NATURAL RESOURCES USA, INC. (401(K) AND MATCHING PLAN

Schedule H; Line 4i – Schedule of Assets (Held At End Of Year)

EIN: 75-2516853

Plan Number: 001

As of December 31, 2006

		(c)
	(b)	Description of
	Identity of issuer,	investment including	(e)
	borrower, lessor,	maturity date, rate of interest,	Current
(a)	or similar party	collateral, par or maturity value	Value

*	Vanguard Fiduciary Trust Company	Vanguard PRIMECAP Fund – 541,096 shares	$ 37,308,588
*	Vanguard Fiduciary Trust Company	Vanguard Windsor II Fund – 753,482 shares	26,183,514
*	Vanguard Fiduciary Trust Company	Vanguard 500 Index Fund – 173,460 shares	22,652,092
*	Vanguard Fiduciary Trust Company	Vanguard Prime Money Market Fund – 14,412,010 shares	14,412,010
*	Vanguard Fiduciary Trust Company	Vanguard International Growth Fund – 414,471 shares	9,889,272
*	Vanguard Fiduciary Trust Company	Vanguard Retirement Savings Trust – 8,139,976 shares	8,062,394
*	Vanguard Fiduciary Trust Company	Vanguard Explorer Fund – 108,819 shares	8,129,897
*	Vanguard Fiduciary Trust Company	Vanguard Short-Term Investment-Grade Fund – 590,151 shares	6,231,999
*	Vanguard Fiduciary Trust Company	Vanguard Asset Allocation Fund – 196,733 shares	5,661,972
*	Vanguard Fiduciary Trust Company	Vanguard Total Bond Market Index Fund – 553,180 shares	5,526,264
*	Vanguard Fiduciary Trust Company	Vanguard Inflation-Protected Securities Fund – 246,729 shares	2,906,472
*	Vanguard Fiduciary Trust Company	Vanguard Target Retirement 2015 fund – 34,334 shares	427,801
*	Vanguard Fiduciary Trust Company	Vanguard Target Retirement 2025 Fund – 22,722 shares	296,296
*	Vanguard Fiduciary Trust Company	Vanguard Target Retirement 2045 Fund – 12,874 shares	184,358
*	Vanguard Fiduciary Trust Company	Vanguard Extended Market Index Fund – 3,702 shares	143,210
*	Vanguard Fiduciary Trust Company	Vanguard Target Retirement 2035 Fund – 9,462 shares	131,239
*	Vanguard Fiduciary Trust Company	Vanguard Target Retirement 2005 Fund – 2,027 shares	23,251
*	Fayez Sarofim & Co.	Sarofim Equity Fund – 205,194 shares	12,722,017
*	Pioneer Natural Resources Company	Pioneer Stock Investment Fund – 516,499 units	7,349,777
*	Participants loans receivable	Interest rates range from 5.0% to 9.25%	3,281,137

			$ 171,523,560

_________________________

*Party-in-interest

Note: Column (d) is not applicable since all investments are participant directed.

PIONEER NATURAL RESOURCES USA, INC. 401(k) AND MATCHING PLAN

S I G N A T U R E S

Pursuant to the requirements of the Securities Exchange Act of 1934, the Plan Administrator has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

PIONEER NATURAL RESOURCES USA, INC.
401(k) AND MATCHING PLAN

Date: June , 2007	By:	/s/ Larry N. Paulsen
Larry N. Paulsen
Chairman of Pioneer Natural Resources USA, Inc. 401(k) and Matching Plan Committee

Date: June , 2007	By:	/s/ Richard P. Dealy
Richard P. Dealy
Member of Pioneer Natural Resources USA, Inc. 401(k) and Matching Plan Committee

Date: June , 2007	By:	/s/ Kerry D. Scott
Kerry D. Scott
Member of Pioneer Natural Resources USA, Inc. 401(k) and Matching Plan Committee

Date: June , 2007	By:	/s/ Kevin Schepel
Kevin Schepel
Member of Pioneer Natural Resources USA, Inc. 401(k) and Matching Plan Committee

Date: June , 2007	By:	/s/ David W. Simpson
David W. Simpson
Member of Pioneer Natural Resources USA, Inc. 401(k) and Matching Plan Committee

Date: June , 2007	By:	/s/ Susan A. Spratlen
Susan A. Spratlen
Member of Pioneer Natural Resources USA, Inc. 401(k) and Matching Plan Committee

PIONEER NATURAL RESOURCES USA, INC. 401(k) AND MATCHING PLAN

INDEX TO EXHIBITS

Exhibit Number	Description	Page

23.1 (a)	Consent of Independent Registered Public Accounting Firm	17

(a) Filed herewith.